Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

The following presentation was made available on January 3, 2017:

Strengthens CBOE’s Global Position in Innovative, Tradable Products and Services Special Meeting of Stockholders January 17, 2017 CBOE Holdings, Inc. Agreement to Acquire Bats Global Markets, Inc.

Forward-Looking Statements Cautionary Statements Regarding Forward-Looking Information. This presentation contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, expected pro forma revenue, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing or integration efforts. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: the loss of CBOE’s rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction. Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Additional Information Regarding the Transaction and Where to Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Participants in the Solicitation CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.

Compelling Strategic Rationale Compelling Value Creation Approximately $65 million in annualized expense synergies for the combined company anticipated by year five with approximately $50 million anticipated to be realized by year three (before related costs) Significant synergies expected to be achieved by migrating to a single trading platform and optimizing expense structure of combined company Expected to be accretive to CBOE’s adjusted EPS in the first year following the completion of the transaction Substantial Combined Business Benefits Merges two like-minded, efficient and innovative high-growth companies Diversifies CBOE’s product offerings across new asset classes, such as cash equities, ETPs and FX Provides opportunities to use Bats’ market data to create new index products and services Increases CBOE’s non-transaction revenues to ~40% of total pro forma revenues, up from 28% currently on a standalone basis Positions combined company for continued growth in index-based investment products Transformative Strategic Combination Broadens customer reach through geographic expansion and expanded product offerings Combined suite of complementary products provides potential for increased product innovation Potential for customers to benefit from single, proven platform and infrastructure across cash equities, futures, options and foreign exchange (“FX”) Enhanced efficiencies through streamlined access to multiple global markets Strengthens CBOE’s global position in innovative, tradable products and services Further expands scale, diversifies business mix and improves financial strength, enabling increased flexibility for strategic growth initiatives and opportunities Expected annual pro forma revenue of over $1 billion(1) and adjusted EBITDA of $635 million(2) Combines CBOE’s market model expertise with Bats’ proven proprietary technology Creates substantial efficiencies with planned migration over time to a single technology platform across multiple asset classes and markets, including equities, options, FX and Europe Provides enhanced scale and cost efficiencies Leading Technology Infrastructure Note: Assumes consummation of the proposed transaction. 1. Bats revenue represents net revenue; see appendix for reconciliation. 2. Before estimated synergies; see appendix for non-GAAP reconciliation.

CBOE Holdings Board of Directors’ Commitment to Maximizing Stockholder Value Certain financial and other considerations Strategic case Board conducted extensive due diligence and explored strategic alternatives The CBOE Holdings’ Board of Directors (Board) and management regularly reviews with its financial advisors its results of operations and competitive position in the exchange industry, as well as strategic alternatives In connection with this transaction, the Board consulted with senior management and outside legal and financial advisors and considered and evaluated the range of strategic alternatives available to CBOE Holdings, including: Continuing to grow the business organically Growing the business through acquisitions of smaller companies rather than through a transformative transaction Possibility of a sale of CBOE Holdings Increased scale and scope Diversification of the combined company Bats’ proven technology platform Potential for customers to benefit from a single, proven platform and infrastructure across a broad range of products Value to be received by Bats stockholders Expected financial impact of the merger on CBOE and the potential future value creation Cost synergies estimated Possible future revenue opportunities Fairness opinions received by the Board from the Company’s financial advisors Results of due diligence investigations Terns and conditions of the transactions Risks and potentially negative factors

CBOE’s Strategic Initiatives Transaction Aligns with Strategy Develop unique products Strengthens CBOE’s global position in innovative, tradable products and services Combined complementary product lines provide potential for increased product innovation Utilize Bats’ market data to create new index products and services Expand our customer base Broadens geographic reach with pan-European equities position Positions combined company to better meet needs of growing index-based investing market Diversifies CBOE’s product offerings across new asset classes – cash equities, ETPs and FX Form strategic partnerships that enhance and complement our core business Opportunity to further utilize CBOE’s index provider and industry partnerships across multiple asset classes and geographies Positions CBOE as the go-to partner to execute on innovative products and services Enables combined company to build on strong relationships with market participants Aligned with CBOE’s Strategic Growth Initiatives

CBOE Acquisition of Bats Transaction Summary Terms and Consideration $32.50 per share; approximately $3.2 billion equity value(1) Each share of Bats common stock will entitle the holder thereof to receive 0.3201 of a share of CBOE common stock and $10.00 per share in cash (or seek all cash or all stock, subject to proration and adjustment) 22.5% premium to Bats’ share price(2) and 31.0% premium to Bats’ VWAP since IPO(3) 31% cash / 69% stock consideration to Bats’ stockholders Pro Forma Ownership 72% existing CBOE’s stockholders, 28% Bats’ stockholders Financing The company intends to fund the cash portion of the consideration and the refinancing of Bats' debt through available cash and new borrowings of $1.65 billion Capital Management CBOE expects to maintain its dividend policy CBOE suspended its share repurchase program in connection with the pending transaction to focus on deleveraging, however, may make opportunistic share repurchases Anticipated Closing In the first half of 2017, following CBOE and Bats shareholder votes and receipt of all applicable regulatory clearances and approvals 1. Based on CBOE’s closing price of $70.30 as of September 23, 2016. 2. Based on Bats’ unaffected closing price of $26.53 as of September 22, 2016, the last full trading day prior to media publications regarding the potential transaction. 3. VWAP from IPO dated April 15, 2016 to September 23, 2016. Pro Forma Footprint Maintain CBOE’s headquarters in Chicago and Bats’ technology operations in Kansas City Global operations across the U.S. and Europe, with significant presence in New York and London Board of Directors 3 members of the Bats Board of Directors to be added to the CBOE Board of Directors for a combined Board of 14 Management Roles Edward Tilly will continue to serve as Chief Executive Officer Chris Concannon will serve as President and Chief Operating Officer (currently Chief Executive Officer of Bats) Alan Dean will continue to serve as Chief Financial Officer Chris Isaacson will serve as Chief Information Officer (currently Global Chief Information Officer of Bats)

Complementary Product Offerings Combined Offering Product Offering Options: Proprietary and multi-list products, predominantly on traditional (PFOF) exchange with pro rata allocations Market data and connectivity across options and futures Futures: Electronic volatility futures trading Options: Multi-list products, primarily on maker-taker exchange with price-time allocations Market data and connectivity across equities, options and FX Equities: Stock and ETP trading across both the U.S. and Europe FX: Spot trading in NY and London with forwards, swaps and NDFs launching soon Trade reporting services in Europe Ten trading venues in the U.S. and Europe spanning options, equities, futures and FX across multiple market models Comprehensive, multi-asset class market data and connectivity services as well as trade reporting solutions Customer Benefits Hybrid system for options with both electronic trading and open outcry Comprehensive and robust functionality including auctions and complex orders All electronic trading system across multiple asset classes Reputation for reliability and low latency Single technology platform across options, equities, futures and FX in the U.S. and Europe Fully migrated system expected to include open outcry and support full range of functionalities Combined company will offer broad range of products and best-in-class technology

Diverse pro forma revenue mix with significant growth potential Enhanced Business Mix CBOE Revenue By Type(1) CBOE Revenue By Asset Class(1) Pro Forma Revenue By Asset Class(1)(2) Pro Forma Revenue By Type(1)(2) Options and Futures 100% Global FX 4% U.S. Equities 26% European Equities 6% Options and Futures 64% Other 23% Market Data Fees 5% Transaction Fees 72% Transaction Fees 61% Other 23% Market Data Fees 16% 1. Based on LTM revenue as of September 30, 2016. 2. Bats revenue represents net revenue; see appendix for reconciliation. 3. CBOE other revenue includes access fees, exchange services and other fees, regulatory fees and other revenues. Bats other revenue includes connectivity fees and other revenues. Transaction would: Expand product lines across asset classes, and better position the combined company for continued growth in index-based investment products Broaden CBOE’s global reach with the addition of a leading pan-European equities business Increase contribution from non-transaction revenues, including revenue from market data and exchange services, from 28% to nearly 40% (3) (3)

We believe that sophisticated strategies will increasingly be packaged into simple and cost-effective listed products, particularly ETPs We believe listed products are becoming increasingly index-based, driving demand for indexing services We believe trading strategies will be increasingly global-macro themed Better Positioned to Capitalize on Major Industry Trends Industry-Defining Trends Additional ETP listings through CBOE’s index provider partnerships and Bats’ global listing venues New global index services via CBOE’s indexing capabilities and Bats’ product issuer relationships Unique European and FX derivatives products utilizing CBOE’s derivatives expertise and Bats’ European and FX footprint Medium-Term Revenue Opportunities Positioning CBOE as the go-to partner to execute on innovative, cutting-edge trading and investing ideas Track record of working with industry participants to turn market insights into revolutionary benchmarks and tradable proprietary products Long-Term Revenue Opportunities Substantial potential new revenue opportunities for combined company

Significant Synergy Opportunities Substantial expected technology-related synergies associated with the migration to a single technology platform including the modification of Bats’ trading system to accommodate CBOE’s options and futures trading functionality Technology migration expected to be fully complete by year 4 after close Meaningful IT infrastructure savings and non-IT related synergies expected prior to full technology platform migration Approximately 77% of synergies expected to be realized by year 3 and full run-rate synergies expected to be realized by year 5 Expected Run-Rate GAAP Synergies Description Optimization of support and corporate functions Reduction in professional services fees Real estate consolidation IT Related Synergies(3) $47mm Total(3) Non-IT Related Synergies $18mm $65mm Cost savings associated with systems migration Redundant infrastructure costs Reduction in IT resources 1. Run-rate cost savings are GAAP synergies. 2. Does not reflect costs necessary to achieve expected synergies. 3. Includes IT resources, infrastructure, depreciation & amortization and migration from planned Vector implementation. $32mm $18mm $50mm Year 5 Year 3 Anticipated run-rate cost savings of approximately $65mm(1) within 5 years – $50mm(1) expected through year 3(2)

Meaningful Combined Scale and Financial Strength Highlights: Over $1 billion in anticipated combined revenue(1) and $635 million in anticipated combined adjusted EBITDA, before synergies(2) Run-rate cost synergies projected to be $65 million(3) by year 5 with estimated $50 million(3) to be realized by year 3 Adjusted EBITDA margin expected to expand by ~400bps, before synergies(2) Expected to be accretive to adjusted EPS in first year post close Robust pro forma cash flow will enable rapid deleveraging 1. Bats revenue represents net revenue; see appendix for reconciliation. 2. See appendix for non-GAAP reconciliation. 3. Run-rate cost savings are GAAP synergies. 4. LTM as of September 30, 2016. 5. Adj. EBITDA Margin is defined as LTM Adj. EBITDA divided by LTM Adj. Revenue. 6. Before debt discount and debt issuance cost. 7. Includes $1.65 billion of new debt related to acquisition financing. Pro Forma (Before Synergies) ($ in millions) (7) (4) (4) (4) (5) (6) (2) (2) (2) (2) (2) (1) (2) (2) LTM Adj. Revenue $636 $429 $1,065 LTM Adj. EBITDA $354 $280 $635 Adj. EBITDA Margin 55.7% 65.3% 59.6% LTM Adj. Net Income $195 $133 $328 9/30/16 Debt $-- $613 $1,650 Debt / Adj. EBITDA -- 2.2x 2.6x

Key Milestones and Events to Completion Sept. 26: Execution of merger agreement announced Nov 18: Notice of early termination of the waiting period under HSR received Dec 12: Definitive joint proxy statement/prospectus filed with the SEC Jan 17: CBOE and Bats stockholder votes CBOE and Bats continue to work on other regulatory clearances, approvals and notifications Transaction expected to close during first half of 2017 The transaction is anticipated to close during the first half of 2017 Accelerates key strategic initiative to be an innovator in tradable products and services with capabilities across cash equities, options, ETPs and foreign exchange Strengthens global position with pan-European equities presence Creates meaningful shareholder value through increased scale and operating efficiencies, and product and geographic diversification Potential for significant synergy realization – migration to a single technology platform, optimization of expenses Significant cash flow generation allows for rapid deleveraging Potential for customer benefits Strengthens CBOE’s Global Position in Innovative, Tradable Products and Services Expected Benefits

Appendix

Source: Company filings and FactSet. 1. For nine months ended September 30, 2016. 2. Bats revenue represents net revenue; see appendix for reconciliation. 3. See appendix for non-GAAP reconciliation. 4. LTM as of September 30, 2016. 5. Net transaction revenue per one hundred touched shares. 6. Basis point per notional value. 7. Net transaction revenue per touched contract. Company Overview Founded in 2005 as an alternative cash equities trading venue Acquired Chi-X Europe in 2011 to create the largest pan-Europe trading platform Acquired Direct Edge in 2014 to create second largest U.S. cash equities exchange by trading volume Four equities and two options exchanges in the U.S., the largest pan-European equities exchange and one FX electronic trading platform The leading cash-equities franchise – second largest U.S. equities exchange, largest in ETP volume and largest pan-European operator 21% market share in U.S. cash equities and 23% market share across European cash equities(1) Growing global FX platform through the acquisition of Hotspot in 2015 Growing U.S. options business, complementary to CBOE’s market model Asset Class Overview U.S. Equities European Equities U.S. Options Foreign Exchange Historical Financial Performance Net Revenue Composition and Capture Operates four equity exchanges Consistently second largest market share #1 in ETP trading volume; Currently has 112 listed ETPs Operates the largest pan-European equities exchange Bats Europe launched in 2008, acquired Chi-X Europe in 2011 Operates the BZX and EDGX options exchanges Launched options offering in 2010 Hotspot acquisition closed in March 2015 Successfully launched London matching engine (bps) LTM Net Revenue Composition(2)(4) Net Capture Rate European Equities(6) U.S. Options(7) U.S. Equities(5) Net Revenue(2) Adj. EBITDA(3) CAGR: 40% CAGR: 38% Total LTM Net Revenue: $429mm (4) (4) (2)(4) Overview of Bats Global Markets U.S. Equities , 3Q 15 , $0.020 U.S. Equities , 4Q 15 , $0.020 U.S. Equities , 1Q 16 , $0.019 U.S. Equities , 2Q 16 , $0.022 U.S. Equities , 3Q 16 , $0.022 U.S. Options , 3Q 15 , $0.027 U.S. Options , 4Q 15 , $0.048 U.S. Options , 1Q 16 , $0.051 U.S. Options , 2Q 16 , $0.049 U.S. Options , 3Q 16 , $0.059 European Equities , 3Q 15 , 0.134 European Equities , 4Q 15 , 0.137 European Equities , 1Q 16 , 0.143 European Equities , 2Q 16 , 0.152 European Equities , 3Q 16 , 0.156 Column 1 , U.S. Equitie s , 66% , 66% Column 1 , Europe an Equitie s , 16% , 16% Column 1 , Global FX , 9% , 9% Column 1 , U.S. Option s , 9% , 9% Column1 , U.S. Equities , 65.7% , 66% Column1 , European Equities , 16.0% , 16% Column1 , Global FX , 8.9% , 9% Column1 , U.S. Options , 9.4% , 9% Column 1 , 2013 , $197 Column 1 , 2014 , $308 Column 1 , 2015 , $384 Column 1 , LTM , $429 Column 2 , 2013 , $197 Column 2 , 2014 , $308 Column 2 , 2015 , $384 Column 2 , LTM , $429 Column 1 , 2013 , $124 Column 1 , 2014 , $168 Column 1 , 2015 , $235 Column 1 , LTM , $280 Column 2 , 2013 , $124 Column 2 , 2014 , $168 Column 2 , 2015 , $235 Column 2 , LTM , $280

CBOE Reconciliation of GAAP to Non-GAAP(1) 2012 – LTM Q3 2016 ($ in Millions, except per share) Note: Dollars in millions, except per share. 1. Please see our disclaimer regarding non-GAAP financial measures. 2. LTM as of September 30, 2016. LTM Q3 2016 (2) Reconciliation of GAAP Operating Revenues to Non-GAAP GAAP operating revenues $637.8 Operating revenues - recognition of prior-period revenue -2.0 Non-GAAP Adjusted Operating Revenues $635.8 Reconciliation of GAAP Net income Allocated to Common Stockholders to Non-GAAP GAAP net income allocated to common stockholders $190.2 Operating revenues - recognition of prior-period revenue -2.0 Operating expenses - accelerated stock-based compensation 0.7 Operating expenses - severance expense Operating expenses - estimated liability related to the resolution of an SEC matter Operating expenses - bonus accrual resulting from the legal settlement revenue 0.6 Operating expenses - acquisition related expenses reported in professional fees and outside services 9.3 Operating expenses - assessment of computer-based lease taxes for prior period use 0.3 Operating expenses - amortization of intangible assets reported in depreciation and amortization 0.9 Other income/expenses - impairment charge Other income/expenses - revenue recognized from legal settlement -5.5 Other income/expenses - change in redemption value of controlling interest 0.8 Other income/expenses - deferred financing costs 0.2 Other income/expenses - gain on settlement of contingent consideration -1.4 Income tax provision - significant discrete items Income tax provision - changes in assessments of uncertain tax positions related to a prior period Net income allocated to participating securities - effect of reconciling items Income taxes - effect of reconciling items 0.4 Adjusted Net Income Allocated to Common Stockholders $194.5

CBOE Reconciliation of GAAP to Non-GAAP(1) 2012 – LTM Q3 2016 Note: Dollars in millions. 1. Please see our disclaimer regarding non-GAAP financial measures. 2. LTM as of September 30, 2016. ($ in Millions) LTM Q3 2016 (2) Reconciliation of Adjusted Operating Income and Adjusted EBITDA GAAP operating income $299.0 Operating revenues - recognition of prior-period revenue -2.0 Operating expenses - accelerated stock-based compensation 0.7 Operating expenses - severance expense Operating expenses - bonus accrual resulting from the legal settlement revenue 0.6 Operating expenses - acquisition related expenses reported in professional fees and outside services 9.3 Operating expenses - assessment of computer-based lease taxes for prior period use 0.3 Operating expenses - amortization of intangible assets reported in depreciation and amortization 0.9 Operating expenses - estimated liability related to the resolution of an SEC matter Non-GAAP Adjusted Operating Income $308.8 Depreciation and amortization, net of amortization of intangibles noted above 45.6 Non-GAAP Adjusted EBITDA $354.4 Operating Margin and EBITDA Margin Adjusted operating revenue per GAAP reconciliations provided $635.8 Adjusted Operating Margin 48.6% Adjusted EBITDA Margin 55.7%

Bats Reconciliation of GAAP to Non-GAAP(1) 2012 – LTM Q3 2016 Note: Dollars in millions. Note: YTD Q3 2015 is for nine months ended 09/30/2015 and YTD Q3 2016 is for nine months ended 09/30/2016. 1. Please see our disclaimer regarding non-GAAP financial measures. 2. LTM as of September 30, 2016. ($ in Millions) Reconciliation of GAAP Total Revenue to GAAP Total Net Revenue 2013 2014 2015 YTD Q3 2015 YTD Q3 2016 LTM Q3 2016 (2) GAAP Total Revenue Transaction Fees $612.8 $1,009.9 $1,290.2 $970.1 $1,011.1 $1,331.2 Regulatory transaction fees 127.4 272.0 275.7 207.0 222.8 291.5 Section 31 fees (127.4) (272.0) (275.7) (207.0) (222.8) (291.5) Liquidity payments (474.7) (831.4) (1,070.7) (805.7) (832.5) (1,097.5) Routing and clearing (42.6) (47.3) (47.9) (36.7) (32.6) (43.8) Total Net Transaction Fee Revenue: 95.5 131.2 171.6 127.7 146.0 189.9 Market data fees 59.4 110.3 131.0 99.4 110.1 141.7 Connectivity and other 41.9 66.0 81.8 58.7 74.4 97.5 Total Non-Transaction Revenue: 101.3 176.3 212.8 158.1 184.5 239.2 Total Net Revenue $196.8 $307.5 $384.4 $285.8 $330.5 $429.1 Reconciliation of GAAP Net Income to Non-GAAP Adjusted EBITDA 2013 2014 2015 YTD Q3 2015 YTD Q3 2016 LTM Q3 2016 (2) GAAP Net Income $46.8 $49.2 $82.2 $60.5 $76.5 $98.2 Interest 25.8 27.3 46.6 34.2 29.9 42.3 Income tax provision 28.8 31.1 56.5 42.9 53.3 66.9 Depreciation and amortization 15.2 28.4 40.8 28.5 31.2 43.5 Non-GAAP EBITDA 116.6 136.0 226.1 166.1 190.9 250.9 Acquisition-related costs 5.2 18.5 8.2 6.4 5.9 7.7 IPO costs 0.6 1.5 0.5 3.0 4.0 Loss on extinguishment of debt 3.5 13.6 0.2 0.2 Impairment of intangible assets 17.6 17.6 Debt restructuring 0.5 0.5 0.0 Gain on extinguishment of revolving credit facility (1.0) (1.0) 0.0 Regulatory assessment (1.8) 0.0 Non-GAAP Adjusted EDITDA $124.1 $168.1 $235.3 $172.5 $217.6 $280.4 EBITDA Margin Total Net Revenue $196.8 $307.5 $384.4 $285.8 $330.5 $429.1 Adjusted EBITDA Margin 63.1% 54.7% 61.2% 60.4% 65.8% 65.3%

Note: Dollars in millions. Note: YTD Q3 2015 is for nine months ended 09/30/2015 and YTD Q3 2016 is for nine months ended 09/30/2016. 1. Please see our disclaimer regarding non-GAAP financial measures. 2. LTM as of September 30, 2016. Bats Reconciliation of GAAP to Non-GAAP(1) 2012 – LTM Q3 2016 ($ in Millions) Reconciliation of GAAP Net Income to Non-GAAP Adjusted Earnings 2013 2014 2015 YTD Q3 2015 YTD Q3 2016 LTM Q3 2016 (2) GAAP Net Income $46.8 $49.2 $82.2 $60.5 $76.5 $98.2 Amortization 5.9 10.3 26.9 18.4 20.5 29.0 Tax effect of amortization (2.2) (4.0) (11.0) (11.0) Acquisition-related costs 5.2 18.5 8.2 6.4 5.9 7.7 IPO costs 0.6 1.5 0.5 3.0 4.0 Loss on extinguishment of debt 13.6 17.6 17.6 Impairment of intangible assets 3.5 0.0 Debt restructuring 0.5 0.5 0.0 Gain on extinguishment of revolving credit facility (1.0) (1.0) 0.0 Regulatory assessment (1.8) 0.0 Tax effect of other items (2.9) (12.4) (3.7) (3.7) Tax restructuring costs 0.2 0.2 Tax effects of adjustments (10.3) (18.9) (8.6) Non-GAAP Adjusted Earnings $55.1 $75.2 $103.6 $75.0 $104.8 $133.4 Earnings Margin Total Net Revenue $196.8 $307.5 $384.4 $285.8 $330.5 $429.1 Adjusted Earnings Margin 28.0% 24.5% 27.0% 26.2% 31.7% 31.1%

Non-GAAP Information In addition to disclosing results determined in accordance with GAAP, CBOE has disclosed certain non-GAAP measures of operating performance and liquidity. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. The non-GAAP measures provided in this presentation include adjusted operating revenue, adjusted operating income, adjusted operating margin, adjusted EBITDA and adjusted EBITDA margin. Management believes that the non-GAAP financial measures in this presentation provide useful and comparative information to assess trends in our core operations and a means to evaluate period-to-period comparisons. Non-GAAP financial measures and pro forma non-GAAP measures disclosed by management are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results, and that of the combined company.

CBOE 400 South LaSalle Street Chicago, Illinois 60605 www.cboe.com